UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: 1-31429

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Valmont Industries, Inc.

15000 Valmont Plaza

Omaha, Nebraska 68154

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
Valmont Employee Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Valmont Employee Retirement Savings Plan (the "Plan") as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

June 19, 2024

We have served as the auditor of the Plan since 1996.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2023	2022
Assets:
Investments, at fair value:
Stable value fund	$25,606,102	$29,639,171
Mutual funds	121,284,264	104,887,366
Common collective trusts	419,422,044	354,448,383
Valmont Industries, Inc. common stock	27,911,495	41,080,495
Total investments, at fair value	594,223,905	530,055,415

Receivables:
Notes receivable from participants	13,153,459	10,936,320
Due from broker for securities sold	2,963	3,514
Total receivables	13,156,422	10,939,834

Net assets available for benefits	$607,380,327	$540,995,249

See accompanying Notes to Financial Statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended
	December 31,	December 31,
	2023	2022
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in investments	$71,497,497	$(87,113,352)
Interest and dividends on investments	2,346,750	3,334,785
Net investment income (loss)	73,844,247	(83,778,567)

Interest income on notes receivable from participants	713,552	473,730

Contributions:
Employer	19,408,192	17,705,196
Participant	38,684,794	34,990,389
Rollover	3,776,083	3,957,706
Total contributions	61,869,069	56,653,291

Deductions from net assets attributed to:
Benefits paid to participants	69,309,476	50,135,867
Administrative expenses	732,314	782,857
Total deductions	70,041,790	50,918,724

Change in net assets available for benefits	66,385,078	(77,570,270)

Net assets available for benefits:
Beginning of year	540,995,249	618,565,519
End of year	$607,380,327	$540,995,249

See accompanying Notes to Financial Statements.

(1) DESCRIPTION OF THE PLAN

The following description of the Valmont Industries, Inc. (the “Company” or “Plan Sponsor”) Valmont Employee Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (“IRC”) of 1986 covering regular employees, as defined in the Plan document, on the first day of the month following the date of hire. The Human Resources Committee of the Board of Directors of the Company oversees the operation and administration of the Plan. Fidelity Investments (“Fidelity”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may contribute to the Plan on a pre-tax and Roth basis up to 75% of their annual eligible compensation (as defined by the Plan), subject to certain IRC limitations. Prior to October 16, 2023, participants could contribute up to 60% of their annual eligible compensation. Eligible employees who do not make an affirmative deferral election are deemed to have made a pre-tax deferral election of 6% of eligible compensation. Participants may modify contributions at any time to elect an alternative deferral amount or elect not to defer into the Plan. Participants may also make rollover contributions representing distributions from a previous employer’s qualified plan or an Individual Retirement Account (“IRA”).

The Company makes matching contributions to the Plan of 75% of the first 6% of eligible compensation that a participant contributes to the Plan, unless a participant is covered by a collective bargaining agreement, in which case the terms of the collective bargaining agreement will apply.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and any associated Company contributions. The participant’s account is also credited with an allocation of Plan earnings or losses corresponding to the participant’s investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. The Plan currently offers common collective trusts (including a stable value fund), mutual funds, and Valmont Industries, Inc. common stock as investment options for participants. Allocation percentage and investments can be changed by the participant daily, subject to individual fund restrictions and the Company’s Insider Trading Policy. Investments in Valmont Industries, Inc. common stock are limited to 25% of a participant’s account balance.

Vesting

Participants’ contributions and the related investment earnings are immediately vested. Vesting in the Company’s matching contributions and the related investment earnings is 25% per year of service, with full vesting occurring after four years.

Notes Receivable from Participants

The loan provisions of the Plan allow participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. All loans bear a reasonable rate of interest as determined by the Plan Administrator and remain fixed throughout the duration of the loan. A participant may only have one outstanding loan at a time. All loans must be repaid in level payments on at least a quarterly basis over no more than a five-year period from the date of the loan. Loan origination transactions are treated as transfers between the investment funds and participants’ loan balances.

Benefit Payments

On termination of service with the Company (including termination of service due to death, disability, or retirement), distributions may be taken in a lump-sum payment or periodic installments. Participants are also eligible to make hardship withdrawals in the event of certain financial hardships that are subject to required Internal Revenue Service (“IRS”) guidelines. Following a hardship withdrawal, participants are immediately eligible to contribute to the Plan.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, constitutes a forfeiture. As of December 31, 2023 and 2022, net assets available for benefits included forfeited nonvested account balances totaling $212,428 and $115,110, respectively. Forfeited accounts are used to reduce future employer contributions. During the years ended December 31, 2023 and 2022, employer contributions were reduced by $1,282,750 and $1,150,315, respectively, from forfeited nonvested accounts.

Subsequent Events

Subsequent events were evaluated through June 19, 2024, the date the financial statements were available to be issued. No events occurred that require additional disclosure or adjustments to the Plan's financial statements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds managed by registered investment companies are valued at quoted net asset values. Common collective trusts are valued at the proportionate share of gains and losses and income reported by underlying pooled assets primarily comprised of open-ended mutual funds. The Company’s common stock is valued at its quoted market price. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon the beginning of year market values or, if acquired during the year, cost.

The Galliard Stable Return Fund Q is a bank common collective trust fund that invests in underlying fully-benefit responsive investment contracts and is valued at the fair market value of the underlying investments. The stable value fund is reported at fair value in the Statement of Net Assets Available for Benefits using net asset value as a practical expedient discussed further in Note 3. The stable value fund requires for withdrawals directed by the Plan Sponsor to be preceded by a 12-month written notice.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as benefits paid to participants based on the terms of the Plan.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan or the Plan Sponsor as provided in the Plan document.

Payment of Benefits

Benefits are recorded when paid. There were no participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2023 and 2022.

(3) FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Value Fund: Composed primarily of fully benefit-responsive investment contracts and reported at fair value using net asset value (“NAV”) as a practical expedient. The stable value fund calculates NAV per share in a manner consistent with the measurement principles in FASB ASC 946, Financial Services—Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include the fully benefit-responsive investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions may occur daily and there is no redemption notice period for the individual participant’s unfunded commitments, redemption restrictions, or notice period requirements. If the Plan initiates a full redemption of the fund, the issuer reserves the right to require 12 months’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner.

Common Collective Trusts: Valued at the NAV of shares held by the Plan at year-end based upon the quoted market prices of the underlying pooled assets primarily consisting of open-end mutual funds registered with the SEC. NAV is used as a practical expedient for estimating the fair value of common collective trusts. Participant transactions may occur daily and there is no redemption notice period for the individual participant’s unfunded commitments, redemption restrictions, or notice period requirements.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2023 and 2022:

	December 31, 2023
	Level 1	Level 2	Level 3	Total

Investments in the fair value hierarchy:
Mutual funds	$121,284,264	$—	$—	$121,284,264
Valmont Industries, Inc. common stock	27,911,495	—	—	27,911,495
Total investments in the fair value hierarchy	$149,195,759	$—	$—	$149,195,759

Investments at net asset value:
Common collective trusts (including stable value fund)				445,028,146

Total investments, at fair value				$594,223,905

	December 31, 2022
	Level 1	Level 2	Level 3	Total

Investments in the fair value hierarchy:
Mutual funds	$104,887,366	$—	$—	$104,887,366
Valmont Industries, Inc. common stock	41,080,495	—	—	41,080,495
Total investments in the fair value hierarchy	$145,967,861	$—	$—	$145,967,861

Investments at net asset value:
Common collective trusts (including stable value fund)				384,087,554

Total investments, at fair value				$530,055,415

(4) PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Fidelity by Plan participants for investment management and various other transaction-related services were $732,314 and $782,857 for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, the Plan held 119,530 and 124,234 shares, respectively, of common stock of the Company, with a cost basis of $11,759,866 and $11,232,382, respectively. During the years ended December 31, 2023 and 2022, the Plan recorded dividend income from the Company of $290,970 and $275,174, respectively.

(5) PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company’s contributions to their accounts.

(6) FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated June 30, 2020, that the Plan and related trust were designed in accordance with the applicable sections of the IRC. The Company and Plan management believe the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Accordingly, the Plan and related trust continue to be tax-exempt, and no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023 and 2022, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2019.

******

SUPPLEMENTAL SCHEDULE

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2023

Employer Identification Number: 47-0351813

Plan Number: 003

		(c) Description of investment including
	(b) Identity of issuer, borrower,	maturity date, rate of interest,		(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	(d) Cost	value

	JPMorgan Mid Cap Value Fund Class L	Mutual fund	**	$5,813,964
	JPMorgan Emerging Markets Equity Fund Class R6	Mutual fund	**	4,459,076
	T. Rowe Price Overseas Stock Fund I Class	Mutual fund	**	12,664,936
	Vanguard Inflation Protected Securities Fund Admiral Shares	Mutual fund	**	2,530,344
	Vanguard Mid-Cap Growth Index Fund Admiral Shares	Mutual fund	**	6,798,956
*	Fidelity 500 Index Fund	Mutual fund	**	28,245,489
*	Fidelity Global ex U.S. Index Fund	Mutual fund	**	4,315,678
*	Fidelity Contrafund K6	Mutual fund	**	47,932,579
*	Fidelity Small Cap Value Fund	Mutual fund	**	8,523,242
	Total mutual funds			121,284,264

	Galliard Stable Return Fund Q	Common collective trust	**	25,606,102
	ClearBridge Small Cap Growth CIT Class R2	Common collective trust	**	8,036,549
	Eagle Mid Cap Growth CIT Founders Class	Common collective trust	**	9,339,661
	Prudential Core Plus Bond Fund Class 12	Common collective trust	**	17,177,139
	Putnam Large Cap Value Trust Class IA	Common collective trust	**	15,236,845
	Vanguard Target Retirement Income Trust II	Common collective trust	**	10,036,326
	Vanguard Target Retirement 2020 Trust II	Common collective trust	**	20,947,776
	Vanguard Target Retirement 2025 Trust II	Common collective trust	**	49,577,678
	Vanguard Target Retirement 2030 Trust II	Common collective trust	**	64,925,149
	Vanguard Target Retirement 2035 Trust II	Common collective trust	**	57,088,518
	Vanguard Target Retirement 2040 Trust II	Common collective trust	**	51,764,554
	Vanguard Target Retirement 2045 Trust II	Common collective trust	**	43,381,775
	Vanguard Target Retirement 2050 Trust II	Common collective trust	**	33,216,917
	Vanguard Target Retirement 2055 Trust II	Common collective trust	**	20,491,054
	Vanguard Target Retirement 2060 Trust II	Common collective trust	**	16,534,354
	Vanguard Target Retirement 2065 Trust II	Common collective trust	**	1,316,921
	Vanguard Target Retirement 2070 Trust II	Common collective trust	**	350,828
	Total common collective trusts			445,028,146

*	Valmont Industries, Inc. common stock	Common stock	**	27,911,495

*	Notes receivable from participants	Participant loans - rates ranging from 4.25% to 9.50% and maturities through January 2029	**	13,153,459

				$607,377,364

* Represents a party-in-interest to the Plan

** Cost information is not required for participant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

/s/ TIMOTHY P. FRANCIS
Timothy P. Francis
Committee Chairman

Dated this 19th day of June, 2024

INDEX TO EXHIBITS

Exhibit No.	Description
23.1*	Consent of Deloitte and Touche LLP

* Filed herewith